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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section
MAR - 1 2013
Washington DC

SEC FILE NUMBER
8- 42236


13012691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2012___ AND ENDING ___12/31/2012___

  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON CLARK SECURITIES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 PENNSYLVANIA AVENUE NW, SUITE 300

(No. and Street)

WASHINGTON,	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN J. MCKENNA, PRESIDENT   202-461-2252

  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Tidwell LLP

(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800,	Houston,	Texas	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

DD CD 3|13

OATH OR AFFIRMATION

I, __JOHN J. MCKENNA__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __HAMILTON CLARK SECURITIES COMPANY__ , as of __DECEMBER 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

JOHN J. MCKENNA, PRESIDENT
Title

DiStrict of Columbia:SS

_____ 2/14/13
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



ERIN MCCOMBER
NOTARY PUBLIC
MY
COMMISSION
EXPIRES
7/14/2016
DISTRICT OF COLUMBIA

HAMILTON CLARK SECURITIES COMPANY

FINANCIAL REPORT

DECEMBER 31, 2012

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder of Hamilton Clark Securities Company

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Hamilton Clark Securities Company (a Delaware Limited Liability Company) (the Company) as of December 31, 2012 and 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787   F: (713) 850 1673

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Clark Securities Company at December 31, 2012 and 2011, and the results of its operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.   The schedule of computation of net capital, aggregate indebtedness, and ratio of aggregate indebtedness to net capital under rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the basic financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 25, 2013

HAMILTON CLARK SECURITIES COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 47,664	$ 54,771
Accounts receivable	16,439	-
Prepaid expenses	2,084	2,413
Deposits	2,598	2,598
Property and equipment, net of accumulated depreciation of $4,028 and $2,559 at December 31, 2012 and 2011, respectively	5,997	2,004
Total assets	$ 74,782	$ 61,786
LIABILITIES		
Accounts payable and accrued expenses	$ 1,281	$ 54
Due to related party	2,044	2,044
Total liabilities	3,325	2,098
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	339,039	339,039
Retained deficit	(267,583)	(279,352)
Total stockholder's equity	71,457	59,688
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 74,782	$ 61,786

The Notes to Financial Statements are
an integral part of these statements.

HAMILTON CLARK SECURITIES COMPANY
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES		
Consulting and advisory fees, net	$ 480,786	$ 109,125
Other income	13,182	-
Total revenues	493,968	109,125
OPERATING EXPENSES		
Employee compensation	243,250	71,800
Occupancy, operating and overhead costs	238,949	167,165
Total operating expenses	482,199	238,965
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	11,769	(129,840)
INCOME TAX PROVISION	-	-
NET INCOME (LOSS)	$ 11,769	$ (129,840)

The Notes to Financial Statements are
an integral part of these statements.

HAMILTON CLARK SECURITIES COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid in Capital	Due from Related Party	Retained (Deficit)	Total Stockholder's Equity
BALANCE, December 31, 2010	$ 1	$ 339,039	$ (54,815)	$ (149,512)	$ 134,713
Payment of related party loan	-	-	54,815	-	54,815
Net loss	-	-	-	(129,840)	(129,840)
BALANCE, December 31, 2011	1	339,039	-	(279,352)	59,688
Net income	-	-	-	11,769	11,769
BALANCE, December 31, 2012	$ 1	$ 339,039	$ -	$ (267,583)	$ 71,457

HAMILTON CLARK SECURITIES COMPANY
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 11,769	$ (129,840)
Adjustments to reconcile net income (loss) from operations to net cash used in operating activities		
Noncash items included in net income		
Depreciation	1,469	913
Changes in operating assets and liabilities		
Accounts receivable	(16,439)	15,948
Prepaid expenses	329	-
Accounts payable and accrued expenses	1,227	(21,251)
Net cash used in operating activities	(1,645)	(134,230)
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment of loan to related party	-	54,869
Purchases of property and equipment	(5,462)	-
Net cash provided by (used in) investing activities	(5,462)	54,869
Decrease in cash and cash equivalents	(7,107)	(79,361)
CASH AND CASH EQUIVALENTS, beginning of year	54,771	134,132
CASH AND CASH EQUIVALENTS, end of year	$ 47,664	$ 54,771
SUPPLEMENTAL CASH FLOW INFORMATION		
Federal and state taxes paid in cash	$ 1,300	$ 21,586

The Notes to Financial Statements are
an integral part of these statements.

NOTE 1. ORGANIZATION AND OPERATIONS

Hamilton Clark Securities Company (formerly Hamilton Clark & Co.) (the Company) was incorporated in Delaware on January 24, 1990. In December 2009, an amendment was approved to change the name of the Company to Hamilton Clark Securities Company.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors and mergers and acquisitions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while investment banking fees are recognized upon consummation of a transaction.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes.   FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. As of December 31, 2012 and 2011, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on income taxes in the statements of operations. For the years ended December 31, 2012 and 2011, the Company had no interest and penalties on income taxes. At December 31, 2012, the Company's tax years 2009 through 2012 remain subject to examination by major tax jurisdictions.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are comprised of computers which are carried at cost less accumulated depreciation and amortization.   Computers are depreciated on a straight-line basis over an estimated useful life of five years.   Gains and losses on disposed assets are reflected in current operations.   Depreciation expense totaled $1,469 and $913 for the years ended December 31, 2012 and 2011, respectively.

NOTE 3. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue. The percentage of revenues from major customers for the year ended December 31, 2012 and percentage of receivables due from major customers as of December 31, 2012 are as follows:

	Revenues	Receivables
Customer A	19%	0%
Customer B	17%	0%
Customer C	16%	0%
Customer D	15%	0%
Customer E	13%	100%
Total	80%	100%

The percentage of revenues from major customers for the year ended December 31, 2011 and percentage of receivables due from major customers as of December 31, 2011 are as follows:

	Revenues	Receivables
Customer F	48%	0%
Customer C	32%	0%
Customer G	19%	0%

The Company maintains its cash account primarily in one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital is .0750 to 1 and the net capital of $44,326 exceeds the minimum net capital required of $5,000.

NOTE 5. INCOME TAXES

At December 31, 2012 and 2011, deferred tax assets have been recognized for the following temporary differences in tax and financial accounting for:

	2012	2011
Net operating loss carryforward	$ 7,800	$ 18,200
Excess capital losses over capital gains	12,300	12,300
Net deferred tax asset	$ 20,100	$ 30,500

The deferred tax asset has been offset with a valuation allowance of $20,100 and $30,500 as of December 31, 2012 and 2011, respectively. At December 31, 2012, the Company had a net operating loss carryforward of approximately $52,017 which will expire in 2031.

NOTE 6. COMMITMENTS

Lease Commitments

The Company leases its office space under an operating lease. At December 31, 2012, future minimum rental commitments under the lease were $29,964 for the year ending December 31, 2013. Rent expense totaled approximately $25,795 and $25,913 for the years ended December 31, 2012 and 2011, respectively.

NOTE 7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2012 and 2011, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 8. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 9.   SUPPLEMENTAL REPORT REQUIRED UNDER 17A-5(a)(4)

The Company has net operating revenues of less than $500,000 in the accompanying statement of operations; therefore, the Company did not file the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under rule 17a-5(e)(4).

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2013, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2012 that warrant additional disclosure.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	HAMILTON CLARK SECURITIES COMPANY	as of	DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition . . . . (1)   71,457   **3480**
2. Deduct ownership equity not allowable for Net Capital **3490**
3. Total ownership equity qualified for Net Capital   71,457   **3500**
4. Add:
   A.   Liabilities subordinated to claims of general creditors allowable in computation of net capital . . . .   -   **3520**
   B.   Other (deductions) or allowable credits (List) . . . .   -   **3525**
5. Total capital and allowable subordinated liabilities   71,457   **3530**
6. Deductions and/or charges:
   A.   Total non-allowable assets from Statement of Financial Condition (Notes_____   27,117   **3540** (2)
   B.   Secured demand note deficiency . . . .   -   **3590**
   C.   Commodity futures contracts and spot commodities-
          proprietary capital charges . . . .   -   **3600**
   D.   Other deductions and/or charges . . . .   -   **3610**   (27,117)   **3620**
7. Other additions and/or allowable credits (List) . . . .   -   **3630**
8. Net Capital before haircuts on securities positions   44,340   **3640**
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A.   Contractual securities commitments . . . . $ -   **3660**
   B.   Subordinated securities borrowings . . . .   -   **3670**
   C.   Trading and investment securities:
          1. Exempted securities . . . .   -   **3735**
          2. Debt securities . . . .   -   **3733**
          3. Options . . . .   -   **3730**
          4. Other securities   14   **3734**
   D.   Undue concentration . . . .   -   **3650**
   E.   Other (List) . . . .   -   **3736**   14   **3740**
10. Net Capital . . . . $ 44,326   **3750**

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2012, filed with the Securities and Exchange
Commission by the Company on Part IIA of Form X-17A-5, on January 24, 2013.

HAMILTON CLARK SECURITIES COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2012
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	HAMILTON CLARK SECURITIES COMPANY	as of DECEMBER 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) . . . . $ 222 `3756`

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
of subsidiaries computed in accordance with Note (A) . . . . $ 5,000 `3758`

13. Net capital requirement (greater of line 11 or 12) . . . . $ 5,000 `3760`

14. Excess net capital (line 10 less 13) . . . . $ 39,326 `3770`

15. Net capital less greater of 10% of line 19 or 120% of line 12 . . . . $ 38,326 `3780`

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition . . . . 3,325 `3790`

17. Add:

A.	Drafts for immediate credit	$ - `3800`	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	$ - `3810`	
C.	Other unrecorded amounts (List)	$ - `3820`	$ - `3830`

18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) . . . . $ - `3838`

19. Total aggregate indebtedness . . . . (3) $ 3,325 `3840`

20. Percentage of aggregate indebtedness to net capital (line 19 by line 10) . . . . 7.50% `3850`

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) . . . . 0% `3860`

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule
15c3-3 prepared as of the date of the net capital computation including both brokers or dealers
and consolidated subsidiaries' debits . . . . $. . . . . N/A `3870`

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
requirement of subsidiaries computed in accordance with Note (A) . . . . $. . N/A `3880`

24. Net capital requirement (greater of line 22 or 23) . . . . $. . . . N/A `3760`

25. Excess net capital (line 10 less 24) . . . . $. . . . . N/A `3910`

26. Net capital in excess of:
5% of combined aggregate debit items or 120% of minimum net capital requirement . . . . $ N/A `3920`

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2012, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 24, 2013.

HAMILTON CLARK SECURITIES COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2012
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SECURITIES COMPANY   as of   DECEMBER 31, 2012

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon
   which such exemption is based:

A. (k)   (1)—Limited business (mutual funds and/or variable annuities only). . . . . | 4550 |
B. (k)   (2)(i)—"Special Account for the Exclusive Benefit of
            customers" maintained . . . .   x | 4560 |
C. (k)   (2)(ii)—All customer transactions cleared through another
            broker-dealer on a fully disclosed basis. Name(s) of Clearing
            Firm(s) _____ | 4335 | | 4570 |
D. (k)   (3)—Exempted by order of the Commission . . . . | 4580 |

Note: In the opinion of the management of Hamilton Clark Securities Company, conditions of the
         Company's exemption from Rule 15c3-3 were complied with for the year ended
         December 31, 2012.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Hamilton Clark Securities Company

In planning and performing our audit of the financial statements of Hamilton Clark Securities Company (the Company) for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.
Houston, Texas
February 25, 2013

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